SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	October 23, 2003 at 10.00 GMT

Stora Enso Interim Review January – September 2003

Profitability improved in difficult markets

Third Quarter Results

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share excluding non-recurring items were EUR 0.09 (EUR 0.07). Operating profit excluding non-recurring items was EUR 139.8 (EUR 106.7) million, which is 31.0% more than in the previous quarter and 4.7% of sales. Profit before taxes and minority interests excluding non-recurring items amounted to EUR 107.4 (EUR 86.9) million. Non-recurring items for the period totalling EUR -39.9 million comprised USD 27.4 (EUR 24.6) million of restructuring charges related to the cost reduction programme in North America and a further EUR 15.3 million at Corbehem Mill in France.

Sales of EUR 2 987.4 million were 2.3% lower than the previous quarter’s EUR 3 057.0 million. Cash flow from ongoing operations was EUR 373.8 (EUR 383.3) million and cash flow after investing activities EUR 87.4 (EUR 40.2) million. Cash earnings per share excluding non-recurring items were EUR 0.44 (EUR 0.41). Net financial items were EUR -23.4 (EUR -11.3) million. Market-related production curtailments totalled 170 000 (200 000) tonnes.

EUR million	2001	2002	Q1-Q3/02	Q1-Q3/03	Q3/02	Q2/03	Q3/03
Sales	13 508.8	12 782.6	9 570.5	9 143.5	3 108.6	3 057.0	2 987.4
EBITDA1)2)	2 762.8	2 172.0	1 698.3	1 343.5	577.5	399.7	443.2
Operating profit2)	1 495.2	926.5	719.6	457.6	255.4	106.7	139.8
Net non-recurring items	-8.3	-1 078.1	-1 177.9	-39.9	-1 229.5	—	-39.9
Operating margin2),%	11.1	7.2	7.5	5.0	8.2	3.5	4.7
Operating profit	1 486.9	-151.6	-458.3	417.7	-974.1	106.7	99.9
Profit before tax and minority interests2)	1 231.3	734.9	591.9	323.6	196.8	86.9	107.4
Profit before tax and minority interests	1 223.0	-343.2	-586.0	283.7	-1 032.7	86.9	67.5
Net profit for the period	926.3	-222.2	-699.7	188.8	-998.7	56.3	47.2
EPS2), Basic, EUR	0.94	0.57	0.45	0.25	0.15	0.07	0.09
EPS, Basic, EUR	1.03	-0.25	-0.78	0.22	-1.12	0.07	0.06
CEPS2), EUR	2.34	1.97	1.68	1.29	0.51	0.41	0.44
ROCE2),%	10.8	7.1	7.2	5.1	7.9	3.6	4.6

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items

Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “The long-awaited recovery in demand for forest products in Europe is still not clearly apparent. The macroeconomic environment has not provided the conditions for sustained improvement in advertising spending, so demand for advertising-driven paper grades remains moderate. Demand for the Group’s packaging board products, which depends on general economic activity, remains stable. The outlook for product prices in Europe is largely stable, except in fine paper, where downward price pressure persists.”

In North America the recovery in economic activity is evident, although the pace of improvement is slow and somewhat irregular in forest products. North America is expected to lead the way towards better conditions in global paper markets. This can be seen in the price increases being implemented in certain grades.

Fine paper markets in Asia have recovered from the effects of SARS but are still competitive. However, GDP in the region is growing swiftly especially in China.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

These challenging market conditions have prompted the Group to strengthen its focus on implementing a number of cost-reduction initiatives. In addition to the North America programmes, these initiatives include mill-by-mill productivity improvement programmes, fixed and variable cost reduction measures and steps to decrease Group staff function and IT costs. As announced in the previous Interim Review, steps have also been taken to ensure capital expenditure in the 2003–04 period remains in line with the Group’s depreciation charges.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

The full-length version of the Stora Enso interim review is available on the Stora Enso website at

www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at

www.storaenso.com/images

Stora Enso’s results for 2003 will be published on February 4, 2004.

Stora Enso Interim Review January – September 2003

Summary of Third Quarter Results

•	Earnings per share excluding non-recurring items were EUR 0.09; previous quarter EUR 0.07.
•	Operating profit excluding non-recurring items was EUR 139.8 million; previous quarter EUR 106.7 million.
•	Profit before tax and minority items excluding non-recurring items was EUR 107.4 million; previous quarter EUR 86.9 million.
•	Sales were EUR 2 987.4 million; previous quarter EUR 3 057.0 million.
•	Cash earnings per share excluding non-recurring items were EUR 0.44; previous quarter EUR 0.41.
•	Non-recurring items totalling EUR -39.9 million decreased earnings per share by EUR 0.03.

Economic activity continued to be subdued in the third quarter of 2003, hindering growth in demand for the Group’s products, especially in advertising-driven paper grades. Prices for certain products were depressed by oversupply and US dollar weakness.

In Western Europe lower-margin overseas exports and sales to Eastern Europe increased deliveries, whereas demand in most domestic markets remained low. Downward pressure on fine paper prices persisted.

In North America there were positive signs of recovery, but imports from Asia and Europe disturbed the supply and demand balance. Price increases are being implemented in certain grades.

Production was curtailed by a total of 170 000 tonnes to adjust to market demand. In North America the curtailments were 25 000 tonnes and in Europe 145 000 tonnes. This compares with the previous quarter’s total of 200 000 tonnes, comprising 42 000 tonnes in North America and 158 000 tonnes in Europe.

Paper and board deliveries totalled 3 412 000 tonnes, which is 58 000 tonnes more than the previous quarter’s 3 354 000 tonnes. Production volumes at 3 501 000 tonnes were 5.6% more than in the previous quarter. Deliveries of wood products totalled 1 337 000 cubic metres, compared with the previous quarter’s 1 644 000 cubic metres.

EUR million	2001	2002	Q1-Q3/02	Q1-Q3/03	Q3/02	Q2/03	Q3/03
Sales	13 508.8	12 782.6	9 570.5	9 143.5	3 108.6	3 057.0	2 987.4
EBITDA1)2)	2 762.8	2 172.0	1 698.3	1 343.5	577.5	399.7	443.2
Operating profit2)	1 495.2	926.5	719.6	457.6	255.4	106.7	139.8
Net non-recurring items	-8.3	-1 078.1	-1 177.9	-39.9	-1 229.5	—	-39.9
Operating margin2),%	11.1	7.2	7.5	5.0	8.2	3.5	4.7
Operating profit	1 486.9	-151.6	-458.3	417.7	-974.1	106.7	99.9
Profit before tax and minority interests2)	1 231.3	734.9	591.9	323.6	196.8	86.9	107.4
Profit before tax and minority interests	1 223.0	-343.2	-586.0	283.7	-1 032.7	86.9	67.5
Net profit for the period	926.3	-222.2	-699.7	188.8	-998.7	56.3	47.2
EPS2), Basic, EUR	0.94	0.57	0.45	0.25	0.15	0.07	0.09
EPS, Basic, EUR	1.03	-0.25	-0.78	0.22	-1.12	0.07	0.06
CEPS2), EUR	2.34	1.97	1.68	1.29	0.51	0.41	0.44
ROCE2),%	10.8	7.1	7.2	5.1	7.9	3.6	4.6

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items

Third Quarter Results (compared with previous quarter)

Earnings per share excluding non-recurring items were EUR 0.09 (EUR 0.07). The main impacts on EPS were EUR 0.03 due to higher sales volumes and EUR 0.03 due to reduced fixed costs offset by EUR -0.03 due to lower sales prices. Basic earnings per share including non-recurring items were EUR 0.06.

Operating profit excluding non-recurring items was EUR 139.8 (EUR 106.7) million, which is 31.0% more than in the previous quarter and 4.7% of sales. Operating profits increased in publication paper and packaging board but decreased in fine paper and wood products; Merchants remained unchanged. Operating profit including non-recurring items was EUR 99.9 million.

Operating profit excluding non-recurring items was higher because production volumes increased and fixed costs decreased, though this was partly offset by price declines. The maturing hedge contracts, especially for the US dollar and British pound, had a positive impact of EUR 22.7 million on profit. This impact is expected to decrease in the coming quarters.

The impairment test of assets, undertaken in the third quarter according to IAS rules, confirmed the asset values. Contributing to this outcome were the profit enhancement programme in the USA and the forecast market improvements.

Non-recurring items for the period totalling EUR -39.9 million comprised USD 27.4 (EUR 24.6) million of restructuring charges related to the cost reduction programme in North America and a further EUR 15.3 million at Corbehem Mill in France. The effect on earnings per share was EUR -0.03.

Profit before taxes and minority interests excluding non-recurring items amounted to EUR 107.4 (EUR 86.9) million.

Sales of EUR 2 987.4 million were 2.3% lower than the previous quarter’s EUR 3 057.0 million.

Net financial items were EUR -23.4 (EUR -11.3) million. Net interest expenses amounted to EUR -49.9 (EUR -51.5) million and net foreign exchange gains came to EUR 12.2 (EUR 7.9) million. Other financial items totalled EUR 14.3 (EUR 32.3) million, mostly due to non-cash valuations of synthetic option hedging instruments and other derivatives.

The share of associated company results amounted to EUR -9.0 (EUR -8.5) million. Net taxes totalled EUR -22.0 (EUR -28.3) million, equivalent to a tax rate of 32.6% (32.6%). The minority interest in profits was EUR 1.7 (EUR -2.3) million, leaving a net profit for the quarter of EUR 47.2 (EUR 56.3) million.

The return on capital employed excluding non-recurring items was 4.6% (3.6%). Capital employed was EUR 12 157.3 million on 30 September 2003, a net increase of EUR 111.1 million including EUR 56.5 million related to currency effects.

The results for the third quarter include the effects of biological transformation (growth and price) amounting to EUR 30.5 million and biological produce (harvesting) amounting to EUR -25.6 million, resulting in a net gain of EUR 4.9 million.

Capital Structure

EUR million	31.12.2002	IAS 41 Adjustment	1.1.2003	30.9.2002	30.6.2003	30.9.2003
Fixed assets	12 089.4	866.2	12 955.6	12 734.1	12 866.7	12 957.9
Working capital	1 182.2		1 182.2	1 171.6	1 244.5	1 270.4

Operating Capital	13 271.6	866.2	14 137.8	13 905.7	14 111.2	14 228.3
Net tax liabilities	-2 029.2	-243.3	-2 272.5	-2 089.6	-2 065.0	-2 071.0

Capital Employed	11 242.4	622.9	11 865.3	11 816.1	12 046.2	12 157.3

Shareholders’ equity	8 156.9	622.9	8 779.8	7 647.6	8 135.4	8 215.6
Minority interests	30.4		30.4	53.3	48.9	77.2
Interest-bearing net liabilities	3 055.1		3 055.1	4 115.2	3 861.9	3 864.5

Financing Total	11 242.4	622.9	11 865.3	11 816.1	12 046.2	12 157.3

Financing

Cash flow from ongoing operations was EUR 373.8 (EUR 383.3) million and cash flow after investing activities EUR 87.4 (EUR 40.2) million. Cash earnings per share excluding non-recurring items were EUR 0.44 (EUR 0.41).

At the end of the period, interest-bearing net liabilities were EUR 3 864.5 million, very similar to the previous quarter. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.5 billion.

The debt/equity ratio at 30 September 2003 was 0.47 (0.47) and equity per share EUR 9.75 (EUR 9.63). The currency effect on equity was EUR 21.0 million, net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 22.0 million in the third quarter. Under the current share buy-back authorisation, effective since 20 March 2003, 18 748 600 R shares were purchased at an average price of EUR 9.42 and 6 500 A shares at an average price of EUR 9.90. This represents 0.07% of the current authorisation for A shares and 55.1% for R shares.

Quarterly Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Structural Changes	Translation Difference	Balance Sheet Impact
Operating profit	95.0	4.9		99.9
Adjustments	302.4			302.4
Change in working capital	-23.6		-2.3	-25.9

Cash Flow from Operations	373.8	4.9	-2.3	376.4
Capital expenditure	-303.1			-303.1
Disposals	9.3			9.3
Other change in fixed assets	7.4	-4.9	-71.1	-68.6

Cash Flow after Investing Activities	87.4	0.0	-73.4	14.0
Net financing items (incl. associated companies)	-32.4			-32.4
Taxes paid	-32.8		16.9	-15.9
Repurchase of own shares	-22.0			-22.0
Other change in shareholders’ equity and minority interests	32.7		21.0	53.7

Change in Interest-bearing Net Liabilities	32.9	0.0	-35.5	-2.6

Capital Expenditure for the Third Quarter and January–September

Capital expenditure for the third quarter totalled EUR 303.1 million, giving a total for the first nine months of EUR 863.0 million, which was EUR 59.6 million more than depreciation.

The main project in January–September was the new paper machine 4 at Langerbrugge in Belgium (EUR 190.4 million). Other major projects were rebuilding paper machine 3 at Veitsiluoto (EUR 32.0 million) and paper machine 6 at Maxau in Germany (EUR 23.6 million), the new boiler at Kvarnsveden in Sweden (EUR 22.9 million), phase 1 of rebuilding paper machine 26 at Biron in the USA (EUR 20.1 million) and folding boxboard improvements at Baienfurt in Germany (EUR 19.4 million).

During the third quarter Stora Enso announced an investment of EUR 50 million in construction of a new sawmill at Krustpils in Latvia, in accordance with the previously announced Baltic area development plan. The annual capacity of the new sawmill will be 350 000 cubic metres and it will start up in November 2004.

Construction of the Veracel pulp mill in Brazil is proceeding on schedule. The foundation stone has been laid and the most important machinery supply contracts have been agreed. The Veracel project is treated as an associated company in the Group’s accounts.

January–September Results (compared with the same period in 2002)

Sales decreased by EUR 427.0 million to EUR 9 143.5 million, a decline of 4.5% mainly due to lower prices, especially in paper products.

Operating profit excluding non-recurring items decreased by EUR 262.0 million, or 36.4% to EUR 457.6 million. Profits were lower than in the first nine months last year in almost all business segments.

The maturing hedge contracts, especially for the US dollar and British pound, had a positive impact of EUR 84.2 million on profits. This impact is expected to decrease in the coming quarters.

Profit before taxes and minority interests excluding non-recurring items decreased by EUR 268.3 million to EUR 323.6 million.

Excluding non-recurring items, earnings per share were EUR 0.25 (EUR 0.45) and the return on capital employed was 5.1% (7.2%). The non-recurring items in the first nine months this year amounted to EUR -39.9 million, compared with EUR -1 177.9 million in the same period last year.

Changes in the Management Group

Mats Nordlander became Executive Vice President, Stora Enso’s Merchants Division, and President of Papyrus. He also joined Stora Enso’s Management Group on 1 September 2003, when his predecessor Sven Rosman retired.

Markku Pentikäinen has been appointed Executive Vice President, Stora Enso Asia Pacific, and member of Stora Enso’s Management Group effective from 1 January 2004, when his predecessor Seppo Hietanen will retire.

Third Quarter Events 2003

Stora Enso North America Cost Reduction Programme

Stora Enso North America announced the implementation of a USD 65 (EUR 60) million reduction in annual costs through an extension of the profit enhancement programme of August 2002. These measures are expected to increase profit per share by EUR 0.04 (in addition to the EUR 0.05 increase from the August 2002 programme), once the full impact is achieved by mid 2005. The new programme includes a reduction in Stora Enso North America’s total workforce of about 12% or 700 employees by mid 2005. In addition, 350 of the reductions in the previously announced profit enhancement programme had still to be implemented. Stora Enso North America currently employs about 6 050 people. After the programme has been fully implemented, the number of employees will be about 5 000, compared with about 7 300 at the time of the acquisition.

Corbehem Mill Restructuring Programme

Stora Enso launched a restructuring programme at Corbehem Mill in France to secure the site’s long-term competitiveness in continuing depressed market conditions. The programme includes a major reorganisation of the whole mill, including a decrease of some 160–170 permanent positions by 2006, a variable-cost reduction plan and EUR 60 million investment in paper machine 5 to increase capacity by 55 000 tonnes. A provision of EUR 15.3 million for redundancy payments and other related costs was entered as a non-recurring item in the third quarter.

Share Capital and Ownership

A total of 57 441 A shares were converted into R shares during the period through the continuous conversion process. Converted shares are recorded monthly in the Finnish Trade Register. The latest conversion was recorded in the Finnish Trade Register on 15 September 2003. Following this conversion, the Company has 182 149 326 A shares and 682 038 173 R shares in issue.

A total of 864 000 new R shares are subscribable against warrants under the terms of the 1997 options programme.

On 30 September 2003 Stora Enso held 6 500 A shares and 21 447 308 R shares with a nominal value of EUR 36.5 million; these represented 2.5% of the share capital and 0.9% of the voting rights. On 30 September 2003 the registered share capital of the Company was EUR 1 469.1 million.

Shareholders’ equity amounted to EUR 8.2 billion, compared with a market capitalisation on the Helsinki Stock Exchange on 30 September 2003 of EUR 9.2 billion.

Corporate Governance Issues

The Board of Directors established a Nomination Committee for Stora Enso Oyj. The main task of the Committee is to give guidance concerning the composition of the Board and the remuneration of its members. It is also responsible for preparing proposals on the composition of the other Board committees. The Nomination Committee comprises three or four non-executive Board members nominated annually by the Board. The current members of the Nomination Committee are Claes Dahlbäck (Chairman), Krister Ahlström and Harald Einsmann.

Outlook

The long-awaited recovery in demand for forest products in Europe is still not clearly apparent. The macroeconomic environment has not provided the conditions for sustained improvement in advertising spending, so demand for advertising-driven paper grades remains moderate. Demand for the Group’s packaging board products, which depends on general economic activity, remains stable. The outlook for product prices in Europe is largely stable, except in fine paper, where downward price pressure persists.

In North America the recovery in economic activity is evident, although the pace of improvement is slow and somewhat irregular in forest products. North America is expected to lead the way towards better conditions in global paper markets. This can be seen in the price increases being implemented in certain grades.

Fine paper markets in Asia have recovered from the effects of SARS but are still competitive. However, GDP in the region is growing swiftly, especially in China.

These challenging market conditions have prompted the Group to strengthen its focus on implementing a number of cost-reduction initiatives. In addition to the North America programmes, these initiatives include mill-by-mill productivity improvement programmes, fixed and variable cost reduction measures and steps to decrease Group staff function and IT costs. As announced in the previous Interim Review, steps have also been taken to ensure capital expenditure in the 2003–04 period remains in line with the Group’s depreciation charges.

This report is unaudited.

Helsinki, 23 October 2003

Stora Enso Oyj

Board of Directors

Segments (compared with the previous quarter)

The financial figures reflect the organisational change that came into effect on 1 May 2003.

PAPER PRODUCT AREA

Publication Paper

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Change Q3/Q2%
Sales	4 715.6	1 189.4	1 143.4	1 159.7	1 223.1	1 058.3	1 042.8	1 086.3	4.2
Operating profit	320.1	104.4	63.4	84.1	68.2	36.4	-5.2	39.9
% of sales	6.8	8.8	5.5	7.3	5.6	3.4	-0.5	3.7
ROOC, %*	7.5	9.2	5.7	7.9	7.0	3.7	-0.5	4.0
Deliveries, 1 000 t	6 807	1 638	1 636	1 703	1 830	1 654	1 678	1 763	5.1
Production volumes, 1 000 t	6 796	1 686	1 651	1 745	1 714	1 739	1 663	1 812	9.0

* ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 086.3 million, 4.2% up on the previous quarter mainly due to higher deliveries. Operating profit was EUR 39.9 million, up EUR 45.1 million on the previous quarter due to higher production and sales volumes, and also improved cost performance, which compensated for low sales prices and unfavourable exchange rates. Market-related production curtailments totalled 95 000 tonnes (114 000 tonnes) in Europe and 11 000 tonnes (29 000 tonnes) in North America.

In Europe demand for newsprint and uncoated magazine paper has been rather stable at the previous year’s levels, but there has been some growth in coated magazine paper in 2003. Lower-margin overseas deliveries increased. Prices have stayed low and almost unchanged, and competition remains tough. The direct and indirect effects of the strong euro are also depressing paper industry revenues. Producer inventories are at typically high seasonal levels, particularly in magazine paper grades, whereas customer inventories have not changed significantly.

In North America demand for magazine papers improved somewhat in the third quarter. Advertising page counts in magazines are similar to a year ago. During 2003, coated (LWC) and super-calendered (SC) paper prices have shown modest improvement from historically low levels and some further rises are being implemented. Producer and customer inventories are up on the previous quarter. Newsprint volumes were stable during the quarter, with prices up slightly.

Fine Paper

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Change Q3/Q2%
Sales	3 427.4	909.2	873.6	832.4	812.2	852.3	793.9	788.5	-0.7
Operating profit	303.7	95.1	78.1	75.6	54.9	81.3	40.9	23.7	-42.1
% of sales	8.9	10.5	8.9	9.1	6.8	9.5	5.2	3.0
ROOC, %*	7.7	9.1	7.8	7.9	6.0	8.8	4.5	2.7
Deliveries, 1 000 t	3 432	874	866	859	833	885	895	894	-0.1
Production volumes, 1 000 t	3 477	888	866	876	847	894	889	922	3.7

* ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 788.5 million, similar to the previous quarter. Operating profit was EUR 23.7 million, down 42.1% on the previous quarter. Several one-time items had a negative impact on the result, including a forest fire near the Celbi Mill in Portugal (EUR 6 million), lost production relating to an accident at the Skutskär Mill in Sweden (EUR 6 million), and a power outage at the Nymölla Mill in Sweden (EUR 3 million). Market-related production curtailments totalled 23 000 tonnes (19 000 tonnes) in Europe and 14 000 tonnes (13 000 tonnes) in North America.

In Europe demand was seasonally lower than in the previous quarter, but the same as or higher than in the previous two years. Volumes have been maintained thanks to lower-margin overseas sales. Mill stocks of coated fine paper have increased, while distributor stocks have remained stable, so price pressure will persist. European demand for uncoated paper was seasonally weak during the summer holiday months and increasing competition from Eastern Europe is creating price pressure. Stock levels are normal at producers and distributors.

In North America deliveries were seasonally up compared with the second quarter and down slightly compared with a year ago. Prices were generally stable. Producer and customer inventories rose during the quarter and remain high.

Merchants

Sales were EUR 139.5 million, 10.2% down on the previous quarter mainly due to lower volume. There was an operating loss of EUR 1.5 million, a deterioration of EUR 0.3 million compared with the previous quarter.

Demand is still weak in Western Europe. Price pressure has persisted in most market areas, although September brought some seasonal recovery.

No significant increase in overall demand is foreseen, but the supply and demand balance is expected to improve gradually.

The unit is currently being reorganised to improve profitability.

PACKAGING PRODUCT AREA

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Change Q3/Q2%
Sales	2 720.2	681.3	696.4	675.9	666.6	699.0	711.4	691.1	-2.9
Operating profit	354.7	98.6	65.7	110.8	79.6	90.5	66.6	88.5	32.9
% of sales	13.0	14.5	9.4	16.4	11.9	12.9	9.4	12.8
ROOC, %*	13.5	14.7	10.0	17.0	12.2	13.9	10.2	13.5
Deliveries, 1 000 t	2 909	711	749	734	715	756	781	755	-3.3
Production volumes, 1 000 t	2 973	751	742	740	741	788	763	767	0.5

* ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 691.1 million. Operating profit was EUR 88.5 million, up EUR 21.9 million due to lower costs than in the previous quarter. Market-related production curtailments totalled 27 000 tonnes (25 000 tonnes) mainly in consumer boards and industrial papers.

Demand and prices have been stable in most products. Sales to Asia and the Americas were affected by the weak US dollar.

Demand and prices are generally expected to remain stable in the near future, although seasonal weakening is anticipated in the last quarter in some businesses. The US dollar exchange rate will affect the competitiveness of European suppliers.

The fourth quarter results will, as usual, be affected by holiday season maintenance stoppages.

FOREST PRODUCTS PRODUCT AREA

Timber

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Change Q3/Q2%
Sales	1 235.2	286.1	320.8	314.1	314.2	316.5	385.6	335.5	-13.0
Operating profit	46.8	11.2	14.1	9.7	11.8	7.3	15.2	-4.4
% of sales	3.8	3.9	4.4	3.1	3.8	2.3	3.9	-1.3
ROOC, %*	11.1	10.2	13.4	9.2	11.2	6.1	10.9	-2.7
Deliveries, 1 000 m3	5 112	1 203	1 344	1 252	1 313	1 283	1 644	1 337	-18.7
Production volume, 1 000 m3	5 157	1 235	1 288	1 277	1 357	1 406	1 648	1 440	-12.6

* ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 335.5 million, down 13.0% on the previous quarter mainly due to lower production and deliveries caused by several investment stoppages and the seasonal slowdown in business activity during the summer. As a result, there was an operating loss of EUR 4.4 million, a decrease of EUR 19.6 million on the previous quarter, owing in part to lost production caused by the investment projects in Finland and the Baltic area during the period.

Despite good demand, the market balance has been undermined by high production volumes in Europe and increasing supplies from Russia. Key factors influencing market balance in Europe in the near future will be volatility and the recent fall in US prices with the weakening of the US dollar, resulting in an uncertain market outlook, especially in Nordic whitewood.

Demand for wood products is expected to remain relatively stable, supported by steady housing markets in the USA and Japan, and repair and maintenance activity in all market areas. However, the market balance in all regions is expected to remain weak due to continuing oversupply.

Wood Supply Europe

Sales were EUR 475.0 million, down 9.8% on the previous quarter mainly due to planned stoppages at Swedish mills. The operating profit was EUR 23.3 million, down 31.5% on the previous quarter due to a challenging sawlog supply situation in Finland and Estonia, and decreased deliveries from the Group’s forests in Sweden. Logging in the Group’s forests at 1.1 million cubic metres was 23% less than in the previous quarter.

Deliveries to Finland, Sweden, Germany and the Baltic States totalled 10.3 million cubic metres (solid wood under bark), down 9% on the previous quarter. Deliveries to the Group’s mills in Europe totalled 8.5 million cubic metres, down 3% on the previous quarter.

Financials

Key Ratios	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03	Q3/03
Earnings per share (basic), EUR	0.18	0.15	-1.12	0.54	-0.25	0.10	0.07	0.06
Earnings per share excl. non-recurring items, EUR	0.18	0.12	0.15	0.12	0.57	0.10	0.07	0.09
Cash earnings per share (CEPS), EUR	0.55	0.52	0.50	0.81	2.49	0.43	0.41	0.42
CEPS excl. non-recurring items, EUR	0.55	0.48	0.51	0.44	1.97	0.43	0.41	0.44

Return on capital employed (ROCE), %	7.8	7.1	-30.0	10.6	-1.6	7.1	3.6	3.3
ROCE excl. non-recurring items, %	7.8	5.6	7.9	7.1	7.1	7.1	3.6	4.6
Return on equity (ROE), %	7.2	6.2	-45.2	23.7	-3.3	4.2	2.9	2.2
Debt/equity ratio	0.59	0.46	0.53	0.37	0.37	0.46	0.47	0.47
Equity per share, EUR	9.81	9.87	8.69	9.36	9.36	9.53	9.63	9.75
Equity ratio, %	42.7	45.2	42.6	45.0	45.0	43.9	44.5	44.9

Operating profit, % of sales	8.5	7.5	-31.3	9.5	-1.2	6.8	3.5	3.3
Operating profit excl. non-recurring items, % of sales	8.5	5.9	8.2	6.4	7.2	6.8	3.5	4.7
Capital expenditure, EUR million	155.0	183.0	208.1	331.4	877.6	235.8	324.1	303.1
Capital expenditure, % of sales	4.9	5.7	6.7	10.3	6.9	7.6	10.6	10.1
Capital employed, EUR million	14 110	12 990	11 816	11 242	11 242	11 996	12 046	12 157
Interest-bearing net liabilities, EUR million	5 263	4 113	4 115	3 055	3 055	3 763	3 862	3 865

Average number of employees	42 572	43 568	43 757	43 853	43 853	43 386	44 506	44 737
Average number of shares (million)
- periodic	896.9	896.5	888.5	876.8	889.6	866.2	852.9	844.5
- cumulative	896.9	895.8	894.0	889.6	889.6	866.2	859.5	854.4
- cumulative, diluted	897.8	896.8	894.9	890.4	890.4	866.4	860.5	855.6

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2002	30 Sep 2003	31 Dec 2002	30 Sep 2003
SEK	9.1528	8.9625	9.1551	9.1621
USD	1.0487	1.1652	0.9455	1.1124
GBP	0.6505	0.6986	0.6285	0.6903
CAD	1.6550	1.5717	1.4836	1.5874

Condensed Consolidated Income Statement

EUR million	2002	Q1-Q3/2002	Q1-Q3/2003
Sales	12 782.6	9 570.5	9 143.5
Other operating income	176.1	201.9	109.5
Materials & services	-6 342.9	-4 750.0	-4 648.1
Freight & sales commissions	-1 240.9	-913.8	-970.4
Personnel expenses	-2 282.0	-1 711.6	-1 698.0
Other operating expenses	-802.6	-655.9	-631.8
Depreciation, amortisation and impairment charges	-2 441.9	-2 199.4	-887.0

Operating Profit	-151.6	-458.3	417.7
Share of results of associated companies	14.6	17.7	-18.0
Net financial items	-206.2	-145.4	-116.0

Profit before Tax and Minority Interests	-343.2	-586.0	283.7
Income tax expense	120.9	-111.1	-91.1

Profit after Tax	-222.3	-697.1	192.6
Minority interests	0.1	-2.6	-3.8

Net Profit for the Period	-222.2	-699.7	188.8

Key Ratios
Basic earnings per share, EUR	-0.25	-0.78	0.22
Diluted earnings per share, EUR	-0.25	-0.78	0.22

Condensed Consolidated Cash Flow Statement

EUR million	2002	Q1-Q3/2002	Q1-Q3/2003
Cash Flow from Operating Activities
Operating profit	-151.6	-458.3	403.8
Adjustments	2 256.2	2 018.0	879.9
Change in net working capital	-52.1	25.6	-57.0
Change in short-term interest-bearing receivables	-495.1	225.2	639.6

Cash Flow Generated by Operations	1 557.4	1 810.5	1 866.3
Net financial items	-69.1	-155.7	-141.7
Income taxes paid	-62.1	-210.8	-222.7

Net Cash Provided by Operating Activities	1 426.2	1 444.0	1 501.9

Acquisitions	-56.3	-32.8	-142.8
Proceeds from sale of fixed assets and shares	751.0	202.1	12.9
Capital expenditure	-877.6	-546.2	-863.0
Proceeds from the long-term receivables, net	-74.4	-16.3	-97.9

Net Cash Used in Investing Activities	-257.3	-393.2	-1 090.8

Cash Flow from Financing Activities
Change in long-term liabilities	-487.6	-582.0	-361.7
Change in short-term borrowings	-56.3	-36.0	632.3
Dividends paid	-403.6	-403.6	-387.7
Purchase of own shares	-286.9	-195.9	-267.9

Net Cash Used in Financing Activities	-1 234.4	-1 217.5	-385.0

Net Increase in Cash and Cash Equivalents	-65.5	-166.7	26.1
Cash and bank in acquired companies	—	—	4.2
Translation differences on cash holdings	-13.0	-6.3	-4.2
Cash and bank at the beginning of period	247.0	247.0	168.5

Cash and Cash Equivalents at Period End	168.5	74.0	194.6

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2002	Q1-Q3/2002	Q1-Q3/2003
Carrying value at 1 January	14 701.2	14 701.2	12 807.1	*
Acquisition of subsidiary companies	150.4	32.8	227.3
Additions	877.6	546.2	863.0
Disposals	-571.1	-11.9	-5.8
Depreciation, amortisation and impairment	-2 441.9	-2 199.4	-887.0
Translation difference and other	-775.3	-509.8	-196.5

Balance Sheet Total	11 940.9	12 559.1	12 808.1

Acquisitions of Subsidiary Companies
Property, plant and equipment	150.4	6.3	207.1
Borrowings	-71.1	—	-94.9
Other assets, less liabilities	-23.0	—	-2.1

Fair value of net assets	56.3	6.3	110.1
Goodwill	—	26.5	20.2

Total Purchase Consideration	56.3	32.8	130.3

* Includes the initial IAS 41 valuation of forest of EUR 866.2 million

Borrowings

EUR million	2002	Q1-Q3/2002	Q1-Q3/2003
Non-current borrowings	4 525.2	4 572.7	4 114.5
Current borrowings	650.4	881.3	1 172.6

	5 175.6	5 454.0	5 287.1

Carrying value at 1 January	6 409.5	6 409.5	5 175.6
Debt acquired with new subsidiaries	71.1	—	94.9
Proceeds from / –payments of borrowings (net)	-662.4	-442.5	240.9
Translation difference and other	-642.6	-513.0	-224.3

Total Borrowings	5 175.6	5 454.0	5 287.1

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2002	IAS 41 Adjustment	1 Jan 2003	30 Sep 2002	30 Sep 2003
Fixed and Other Long-term Assets
Fixed assets	O	11 940.9	866.2	12 807.1	12 559.1	12 808.0
Investment in associated companies	I	211.7		211.7	190.5	239.9
Listed securities	I	169.2		169.2	164.2	217.3
Unlisted shares	O	148.5		148.5	175.0	149.9
Non-current loan receivables	I	480.6		480.6	498.6	484.9
Deferred tax assets	T	52.7		52.7	9.7	51.9
Other non-current assets	O	241.1		241.1	224.8	190.8

		13 244.7	866.2	14 110.9	13 821.9	14 142.7

Current Assets
Inventories	O	1 565.0		1 565.0	1 602.2	1 679.5
Tax receivables	T	243.1		243.1	222.2	202.1
Operative receivables	O	1 902.4		1 902.4	1 929.6	1 956.7
Interest-bearing receivables	I	1 090.5		1 090.5	411.5	285.9
Cash and cash equivalents	I	168.5		168.5	74.0	194.6

		4 969.5	—	4 969.5	4 239.5	4 318.8

Total assets		18 214.2	866.2	19 080.4	18 061.4	18 461.5

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2002	IAS 41 Adjustment	1 Jan 2003	30 Sep 2002	30 Sep 2003
Shareholders’ Equity		8 156.9	622.9	8 779.8	7 647.6	8 215.6
Minority Interests		30.4		30.4	53.3	77.2
Long-term Liabilities
Pension provisions	O	747.0		747.0	759.9	734.3
Other provisions	O	194.5		194.5	148.9	192.8
Deferred tax liabilities	T	1 787.3	243.3	2 030.6	1 766.7	1 900.5
Long-term debt	I	4 525.2		4 525.2	4 572.7	4 114.5
Long-term operative liabilities	O	36.9		36.9	32.9	17.4

		7 290.9	243.3	7 534.2	7 281.1	6 959.5

Current Liabilities
Current portion of long-term debt	I	306.5		306.5	400.7	204.5
Interest-bearing liabilities	I	343.9		343.9	480.6	968.1
Operative liabilities	O	1 547.9		1 547.9	1 643.3	1 612.1
Tax liabilities	T	537.7		537.7	554.8	424.5

		2 736.0	—	2 736.0	3 079.4	3 209.2

Total Liabilities		10 026.9	243.3	10 270.2	10 360.5	10 168.7

Total Shareholders’ Equity and Liabilities		18 214.2	866.2	19 080.4	18 061.4	18 461.5

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 2002	1 541.5	1 639.5	-125.5	58.6	-50.1	5 925.0	8 989.0
Repurchase of Stora Enso Oyj shares	—	—	-286.8	—	—	—	-286.8
Cancellation of Stora Enso Oyj shares	-13.8	-83.6	97.4	—	—	—	—
Dividend (EUR 0.45 per share)	—	—	—	—	—	-403.6	-403.6
Share issue	1.9	-1.9	—	—	—	—	—
Net loss for the period	—	—	—	—	—	-222.2	-222.2
OCI entries	—	—	—	174.8	—	—	174.8
Translation adjustment	—	—	—	—	-94.3	—	-94.3

Balance at 31 December 2002	1 529.6	1 554.0	-314.9	233.4	-144.4	5 299.2	8 156.9
Effect of adopting IAS 41	—	—	—	—	—	622.9	622.9

Balance at 1 January 2003 (restated)	1 529.6	1 554.0	-314.9	233.4	-144.4	5 922.1	8 779.8
Repurchase of Stora Enso Oyj shares	—	—	-267.9	—	—	—	-267.9
Cancellation of Stora Enso Oyj shares	-60.5	-371.5	376.0	—	56.0	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-387.7	-387.7
Net profit for the period	—	—	—	—	—	188.8	188.8
OCI entries	—	—	—	-91.9	—	—	-91.9
Translation adjustment	—	—	—	—	-14.9	9.4	-5.5

Balance at 30 September 2003	1 469.1	1 182.5	-206.8	141.5	-103.3	5 732.6	8 215.6

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2002	30 Sep 2002	30 Sep 2003
On own Behalf
Pledges given	0.8	8.0	0.9
Mortgages	111.4	127.7	98.7
On Behalf of Associated Companies
Mortgages	1.0	1.0	1.0
Guarantees	59.3	66.2	51.1
On Behalf of Others
Pledges given	0.3	0.3	0.4
Mortgages	0.0	—	0.4
Guarantees	16.8	98.0	15.6
Other Commitments, Own
Leasing commitments, in next 12 months	41.5	42.1	37.7
Leasing commitments, after next 12 months	237.2	250.3	200.7
Pension liabilities	2.7	2.2	3.1
Other commitments	71.5	79.6	66.3

Total	542.5	675.4	475.9

Pledges given	1.1	8.3	1.3
Mortgages	112.4	128.7	100.1
Guarantees	76.1	164.2	66.7
Leasing commitments	278.7	292.4	238.4
Pension liabilities	2.7	2.2	3.1
Other commitments	71.5	79.6	66.3

Total	542.5	675.4	475.9

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2002	30 Sep 2002	30 Sep 2003
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	202.8	204.9	153.9	-2.4	151.5
Interest rate options	0.0	0.8	1.2	0.0	1.2
Cross-currency swaps	-21.6	-27.8	2.0	-11.3	-9.3
Forward contracts	180.3	53.2	91.9	-28.0	63.9
FX Options	0.0	0.0	1.6	-9.6	-8.0
Commodity contracts	252.4	61.3	94.3	-0.9	93.4
Equity swaps	-55.5	-61.3	8.7	-46.2	-37.5

Total	558.4	231.1	353.6	-98.4	255.2

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2002	30 Sep 2002	30 Sep 2003
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	109.3	109.9	50.6
Maturity 2-5 years	922.8	837.8	856.1
Maturity 6-10 years	1 088.1	1 213.6	869.3
Maturity over 10 years	—	22.6	—

	2 120.2	2 183.9	1 776.0
Interest rate options	—	200.0	154.5

Total	2 120.2	2 383.9	1 930.5

Foreign Exchange Derivatives
- Cross-currency swap agreements	216.5	225.6	134.2
- Forward contracts	3 902.4	4 370.4	4 371.9
- FX Options	—	19.5	818.7

Total	4 118.9	4 615.5	5 324.8

Commodity derivatives
Commodity contracts	538.6	500.6	532.1

Total	538.6	500.6	532.1

Equity swaps
Equity swaps	216.5	216.5	308.4

Total	216.5	216.5	308.4

Sales by Product Area

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03	Q3/03
Publication Paper	5 414.4	1 189.4	1 143.4	1 159.7	1 223.1	4 715.6	1 058.3	1 042.8	1 086.3
Fine Paper	3 670.4	909.2	873.6	832.4	812.2	3 427.4	852.3	793.9	788.5
Merchants	840.3	211.7	183.4	155.8	169.7	720.6	176.1	155.4	139.5
Other	-421.3	-94.7	-68.7	-62.5	-63.6	-289.5	-72.0	-69.0	-70.4

Paper Product Area	9 503.8	2 215.6	2 131.7	2 085.4	2 141.4	8 574.1	2 014.7	1 923.1	1 943.9

Packaging Product Area	2 671.1	681.3	696.4	675.9	666.6	2 720.2	699.0	711.4	691.1

Timber Products	1 180.5	286.1	320.8	314.1	314.2	1 235.2	316.5	385.6	335.5
Forest Operations	1 825.6	497.9	479.2	464.7	516.9	1 958.7	534.2	526.7	475.0
Other	-476.0	-132.6	-124.6	-135.8	-138.3	-531.3	-143.5	-149.9	-131.7

Forest Products Product Area	2 530.1	651.4	675.4	643.0	692.8	2 662.6	707.2	762.4	678.8

Other	-1 196.2	-319.4	-270.5	-295.7	-288.7	-1 174.3	-321.8	-339.9	-326.4

Total	13 508.8	3 228.9	3 233.0	3 108.6	3 212.1	12 782.6	3 099.1	3 057.0	2 987.4

Operating Profit by Product Area excluding Non-recurring Items and Goodwill

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03	Q3/03
Publication Paper	855.7	104.4	63.4	84.1	68.2	320.1	36.4	-5.2	39.9
Fine Paper	396.5	95.1	78.1	75.6	54.9	303.7	81.3	40.9	23.7
Merchants	-7.2	-1.0	1.9	1.2	3.4	5.5	1.5	-1.2	-1.5

Paper Product Area	1 245.0	198.5	143.4	160.9	126.5	629.3	119.2	34.5	62.1

Packaging Product Area	344.2	98.6	65.7	110.8	79.6	354.7	90.5	66.6	88.5

Timber Products	12.6	11.2	14.1	9.7	11.8	46.8	7.3	15.2	-4.4
Forest Operations	88.1	23.4	25.7	25.3	21.9	96.3	34.7	34.0	23.3

Forest Products Product Area	100.7	34.6	39.8	35.0	33.7	143.1	42.0	49.2	18.9

Other Areas	-43.2	-16.6	-17.5	-9.3	-8.4	-51.8	-8.5	-15.6	-6.2
Goodwill amortisation	-151.5	-41.1	-41.2	-42.0	-24.5	-148.8	-32.1	-28.0	-23.5

Operating Profit excl. non-recurring Items	1 495.2	274.0	190.2	255.4	206.9	926.5	211.1	106.7	139.8
Non-recurring items	-8.3	—	51.6	-1 229.5	99.8	-1 078.1	—	—	-39.9

Operating Profit (IAS)	1 486.9	274.0	241.8	-974.1	306.7	-151.6	211.1	106.7	99.9
Net financial items	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3	-11.3	-23.4
Associated companies	79.6	11.7	8.4	-2.4	-3.1	14.6	-0.5	-8.5	-9.0

Profit Before Tax and Minority Interests	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2	129.3	86.9	67.5
Income tax expense	-299.6	-79.4	-68.3	36.6	232.0	120.9	-40.8	-28.3	-22.0

Profit after Tax	923.4	161.1	137.9	-996.1	474.8	-222.3	88.5	58.6	45.5
Minority interests	2.9	-0.1	0.1	-2.6	2.7	0.1	-3.2	-2.3	1.7

Net Profit	926.3	161.0	138.0	-998.7	477.5	-222.2	85.3	56.3	47.2

Operating Profit by Product Area

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03	Q3/03
Publication Paper	785.8	85.5	45.3	-970.5	83.5	-756.2	28.5	-13.4	2.3
Fine Paper	330.7	80.2	63.5	-117.5	47.1	73.3	70.4	30.3	2.8
Merchants	-10.0	-1.7	-25.2	0.8	1.5	-24.6	0.9	-1.7	-2.1

Paper Product Area	1 106.5	164.0	83.6	-1 087.2	132.1	-707.5	99.8	15.2	3.0

Packaging Product Area	333.5	96.3	58.3	108.8	78.3	341.7	84.0	65.1	86.6

Timber Products	5.2	7.9	9.4	6.5	8.6	32.4	3.3	9.1	-5.6
Forest Operations	88.1	23.4	25.7	25.3	47.8	122.2	34.7	34.0	23.2

Forest Products Product Area	93.3	31.3	35.1	31.8	56.4	154.6	38.0	43.1	17.6

Other	-46.4	-17.6	64.8	-27.5	39.9	59.6	-10.7	-16.7	-7.3

Operating Profit	1 486.9	274.0	241.8	-974.1	306.7	-151.6	211.1	106.7	99.9
Net financial items	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3	-11.3	-23.4
Associated companies	79.6	11.7	8.4	-2.4	-3.1	14.6	-0.5	-8.5	-9.0

Profit Before Tax and Minority Interests	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2	129.3	86.9	67.5
Income tax expense	-299.6	-79.4	-68.3	36.6	232.0	120.9	-40.8	-28.3	-22.0

Profit after Tax	923.4	161.1	137.9	-996.1	474.8	-222.3	88.5	58.6	45.5
Minority interests	2.9	-0.1	0.1	-2.6	2.7	0.1	-3.2	-2.3	1.7

Net Profit	926.3	161.0	138.0	-998.7	477.5	-222.2	85.3	56.3	47.2

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
July	10.93	11.18	102.00	101.50	12.27
August	11.80	11.86	108.00	108.00	12.89
September	10.55	10.63	95.50	94.00	12.24

Trading Volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
July	76 190	75 386 420	220 080	30 820 042	2 097 100
August	83 099	45 531 661	127 647	20 534 139	2 150 100
September	62 304	64 657 121	251 055	28 603 093	1 449 100

Total	221 593	185 575 202	598 782	79 957 274	5 696 300

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information:

Results for 2003	4 February 2004
Interim Review for January – March 2004	28 April 2004
Interim Review for January – June 2004	28 July 2004
Interim Review for January – September 2004	27 October 2004

Annual General Meeting	18 March 2004

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: October 24, 2003